UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2015

Commission File Number: 001-36619
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Affimed N.V.
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Im Neuenheimer Feld 582,
69120 Heidelberg,
Germany
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AFFIMED N.V.

On April 11, 2015, Dr. Frank Mühlenbeck advised our company that he will not stand for re-election at the upcoming 2015 Annual General Meeting of Shareholders, ending his service as a supervisory director of our company on the date of the meeting. Our supervisory board has been advised by Dr. Mühlenbeck that such decision is not due to any disagreement with our company. Our supervisory board thanks Dr. Mühlenbeck for his dedication and contributions to our company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in Heidelberg, Germany, April 14, 2015.

AFFIMED N.V.

By:	/s/ Adi Hoess
	Name:	Adi Hoess
	Title:	Chief Executive Officer

By:	/s/ Florian Fischer
	Name:	Florian Fischer
	Title:	Chief Financial Officer